SMIC Achieves First 45-nanometer Silicon Success

Shanghai [2008-12-08]

Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) today announced its first 45-nanometer yield lot, signifying a working 45nm process. This first silicon success comes less than one year after SMIC signed an agreement with International Business Machines (“IBM”) to license its low-power and high-performance bulk CMOS technologies in December 2007.

Over the past 11 months, SMIC has put manufacturing equipment in place, built an expert team to work with IBM to ensure effective technology transfer, and begun running technology qualification vehicles. The first full-flow lot consisted of 300mm wafers that were run under testing conditions set forth by IBM, and achieved strong yields. “Lead customers are pleased with the progress made by SMIC’s 45nm project team and we appreciate the excellent technical support from IBM’s Systems and Technology Group,” said Dr. Robert Tsu, SMIC’s 45nm project leader and Associate Vice President of Logic Technology. “This achievement has marked the first major milestone of the project and paves a way to provide an IBM-licensed technology and SMIC wafer foundry service to our customers.”

This milestone, completed ahead of schedule, enhances SMIC’s position as the advanced logic technology leader in China. SMIC has agreements in place with its lead customers for 45nm, and plans to meet these customers’ production schedules for 2009. Complementing SMIC’s ongoing in-house research and development progress, this 45nm technology is supported with a proven SPICE model, allowing for smooth design-ins and enabling customers to plan for early time-to-market.

The 45nm bulk CMOS technology licensed from IBM has many applications, including mobile devices, such as handsets integrated with 3G baseband, GPS, and multimedia processors. The technology also can support graphic, network, storage, and general consumer devices.

“The completion of our first 45nm yield lot is an exciting and encouraging result,” said Chris Chi, Senior Vice President of Marketing and Sales. “It verifies the IBM-licensed technology, substantiates our strategic decision to concentrate on logic technologies, and positions SMIC to offer leading edge, time-to-market 45nm foundry solutions to both design and systems houses. And in making this step ahead of schedule, it also proves SMIC’s ability to develop technology under rigorous time constraints.”

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35um to 45nm and finer line technologies. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) under pilot production and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm and a 300mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

Reiko Chang
Corporate Relations
TEL: +86 21 3861 0000 ext 10544
Email: Reiko_Chang@smics.com

Angela Miao
Public Relations
TEL: +86 21 3861 0000 ext 10088
Email:Angela_Miao@smics.com